DD 5/29/13

PUBLIC

[redacted]

SECURITI 13025026 [ISSION

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SEC Mail Processing Section
MAY 29 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING APRIL 1, 2012 (MM/DD/YY) AND ENDING MARCH 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GREENTREE BROKERAGE SERVICES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1831 CHESTNUT STREET, SUITE 1002
(No. and Street)

PHILADELPHIA	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARREN WEST 215-569-1980
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DD 6/5/13

OATH OR AFFIRMATION

I, **WARREN WEST**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **GREENTREE BROKERAGE SERVICES, INC.**, as of **MARCH 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

NOTARIAL SEAL
SANDRA FINKLE
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires May 27, 2013

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS

Assets:		
Cash	$	20,481
Commissions receivable		302,770
Deposits with clearing broker		100,000
Securities owned, at fair value		1,230
Total assets	$	424,481

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	64,495
Subordinated loan		170,000
Total liabilities		234,495
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 863 issued and outstanding	$	491,690
Retained earnings		(301,704)
Total Stockholder's Equity		189,986
Total liabilities and stockholder's equity	$	424,481

The accompanying notes are an integral part of these financial statements.